UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CARAVELLE INTERNATIONAL GROUP

(Name of Issuer)

Ordinary Shares, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

G1901X108

(CUSIP Number)

60 PAYA LEBAR ROAD #06-17

PAYA LEBAR SQUARE

SINGAPORE 409051

(65) 8304 8372

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1901X108	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Dong Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,350,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,350,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,350,000[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.13%[2]
12.	TYPE OF REPORTING PERSON (see instructions) IN

[1]	Speed Wealthy Ltd., a BVI business company (“Speed”), directly owns 5,000,000 Ordinary Shares. Yunqi Limited, a BVI business company (“Yunqi”) directly owns 350,000 Ordinary Shares. Yunqi Limited’s sole shareholder, Ran Li, is the spouse of Dong Zhang. Dong Zhang currently exercises exclusive voting and dispositive control over the Ordinary Shares registered in the name of Speed Wealthy Ltd. and Yuqi Limited, and is deemed to beneficially own the entirety of the 5,350,000 Ordinary Shares.
[2]	This percentage is calculated based upon 52,774,579 Ordinary Shares issued and outstanding (as of August 15, 2023), as set forth in the Issuer’s Annual report on Form 20-F as filed with the Securities and Exchange Commission on August 28, 2023.

CUSIP No. G1901X108	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (Entities only): Speedy Wealthy Ltd.; EIN: N/A3
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,000,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,000,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.47%[4]
12.	TYPE OF REPORTING PERSON (see instructions) IN

[3]	Speedy Wealthy Ltd is a British Virgin Islands entity, and it does not possess an Employer Identification Number (EIN).
[4]	This percentage is calculated based upon 52,774,579 Ordinary Shares issued and outstanding (as of August 15, 2023), as set forth in the Issuer’s Annual report on Form 20-F as filed with the Securities and Exchange Commission on August 28, 2023.

CUSIP No. G1901X108	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (Entities only): Yunqi Limited.; EIN: N/A5
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 350,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 350,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000[6]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.66%[7]
12.	TYPE OF REPORTING PERSON (see instructions) IN

[5]	Yunqi Limited is a British Virgin Islands entity, and it does not possess an Employer Identification Number (EIN).
[6]	Yunqi Limited directly owns 350,000 ordinary shares of Caravelle International Group. Yunqi Limited’s sole shareholder, Ran Li, is the spouse of Dong Zhang. As a result, Dong Zhang beneficially owns350,000 ordinary shares of Caravelle International Group through Yunqi Limited.
[7]	This percentage is calculated based upon 52,774,579 Ordinary Shares issued and outstanding (as of August 15, 2023), as set forth in the Issuer’s Annual report on Form 20-F as filed with the Securities and Exchange Commission on August 28, 2023.

CUSIP No. G1901X108	13G	Page 5 of 8 Pages

Item 1.

(a)	Name of Issuer CARAVELLE INTERNATIONAL GROUP

(b)	Address of Issuer’s Principal Executive Offices 60 Paya Lebar Road, #06-17 Paya Lebar Square, Singapore 409051

Item 2.

(a)	Name of Person Filing Dong Zhang Speedy Wealthy Ltd. Yunqi Limited

(b)

Address of the Principal Office or, if none, residence

Dong Zhang: 60 PAYA LEBAR ROAD #06-17 PAYA LEBAR SQUARE SINGAPORE 409051

Speedy Wealthy Ltd.: 60 PAYA LEBAR ROAD #06-17 PAYA LEBAR SQUARE SINGAPORE 409051

Yunqi Limited: 60 PAYA LEBAR ROAD #06-17 PAYA LEBAR SQUARE SINGAPORE 409051

(c)	Citizenship Dong Zhang: China Speedy Wealthy Ltd.: BVI Yunqi Limited: BVI

(d)	Title of Class of Securities Dong Zhang: Ordinary Shares Speedy Wealthy Ltd.: Ordinary Shares Yunqi Limited: Ordinary Shares

(e)	CUSIP Number G1901X108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. G1901X108	13G	Page 6 of 8 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: 5,350,000

Speedy Wealthy Ltd. Speedy Wealthy Ltd. directly owns 5,000,000 shares of the Ordinary Shares of the Issuer. Dong Zhang currently exercises exclusive voting and dispositive control over the Ordinary Shares registered in the name of Speed Wealthy Ltd.

Yunqi Limited. Yunqi Limited directly owns 350,000 Ordinary Shares of the Issuer. Yunqi Limited’s sole shareholder, Ran Li, is the spouse of Dong Zhang. As a result, Dong Zhang beneficially owns 350,000 Ordinary Shares of the issuer through Yunqi Limited. Dong Zhang currently exercises exclusive voting and dispositive control over the Ordinary Shares registered in the name of Yunqi Limited.

Dong Zhang. Dong Zhang beneficially owns 5,350,000 Ordinary Shares of the issuer and exercises exclusive voting and dispositive control over these 5,350,000 Ordinary Shares.

(b)	Percent of class[8]:

		Speedy Wealthy Ltd.	9.47%
		Yunqi Limited	0.66%
		Dong Zhang	10.13%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote.

		Speedy Wealthy Ltd.	5,000,000 shares
		Yunqi Limited	350,000 shares
		Dong Zhang	5,350,000 shares

	(ii)	Shared power to vote or to direct the vote.

		Speedy Wealthy Ltd.	0 shares
		Yunqi Limited	0 shares
		Dong Zhang	0 share

	(iii)	Sole power to dispose or to direct the disposition of

		Speedy Wealthy Ltd.	5,000,000 shares
		Yunqi Limited	350,000 shares
		Dong Zhang	5,350,000 shares

	(iv)	Shared power to dispose or to direct the disposition of

		Speedy Wealthy Ltd.	0 shares
		Yunqi Limited	0 shares
		Dong Zhang	0 shares

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

[8]	These percentage is calculated based upon 52,774,579 Ordinary Shares issued and outstanding (as of August 15, 2023), as set forth in the Issuer’s Annual report on Form 20-F as filed with the Securities and Exchange Commission on August 28, 2023

CUSIP No. G1901X108	13G	Page 7 of 8 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G1901X108	13G	Page 8 of 8 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dong Zhang

11/7/2023 Date

/s/ Dong Zhang Signature

Dong Zhang/Individual Name/Title

Speedy Wealthy Ltd.

11/7/2023 Date

/s/ Dong Zhang Signature

Dong Zhang/Director Name/Title

Yunqi Limited

11/7/2023 Date

/s/ Ran Li Signature

Ran Li/Director Name/Title